EXHIBIT II

LIMITED POWER OF ATTORNEY

THIS LIMITED POWER OF ATTORNEY given on the 25th day of January, 2017 by SIG Asia Investment, LLLP (hereinafter called "the Company"), whose Registered Office is situated at 1201 N. Orange Street – Suite 715, Wilmington, DE 19801.

WHEREAS, by agreement dated January 25, 2017, by and between the Company and Heights Capital Management, Inc., the Company expressly authorized Heights Capital Management, Inc. to enter into transactions in certain designated areas as defined in the Amended and Restated Discretionary Investment Management Agreement attached hereto marked "Appendix 1."

NOW THIS DEED WITNESSETH that Brian Sullivan (Treasurer of the Company) hereby appoints on behalf of the Company the firm of HEIGHTS CAPITAL MANAGEMENT, INC., which through its officers, directors and employees is hereby formally granted limited power of attorney for the purpose of entering into transactions on behalf and for the account of the Company and to take all actions on behalf of the Company as may be necessary to consummate such transactions, including but not limited to making, negotiating, signing, endorsing, executing, acknowledging and delivering in the name of the Company all applications, contracts, agreements, notes, statements, certificates, proxies and any other instruments of whatever kind and nature as may be necessary or proper in connection with the entering into of such transactions, instructing the transfer of funds where necessary with respect to such transactions, and performing all of the services specified under the Amended and Restated Discretionary Investment Management Agreement with respect to such transactions.

IN WITNESS WHEREOF, the Company has caused this Limited Power of Attorney has been duly executed this 25th day of January, 2017.

                                        SIG ASIA INVESTMENT, LLLP

                                        By: /s/ Brian Sullivan
                                             Brian Sullivan, Treasurer